EXHIBIT 4.3

DESCRIPTION OF CAPITAL STOCK

The following summarizes the material terms of the capital stock of Splash Beverage Group, Inc. (“Splash,” “our Company,” “we” or “us”). Splash is a corporation incorporated under the laws of the State of Nevada, and accordingly its internal corporate affairs are governed by Nevada Revised Statutes (NRS) and by its articles of incorporation (our “articles of incorporation”) and its by-laws, which are filed as exhibits to our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission and available at www.sec.gov. The following summary is qualified in its entirety by reference to the applicable provisions of Nevada law and our articles of incorporation and by-laws, which are subject to future amendment in accordance with the provisions thereof. Our common stock is the only class of our securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Authorized Capital Stock

Our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. The number of shares of our common stock and preferred stock issued and outstanding as of the date provided on the cover page of the Annual Report is 33,586,234 and 0, respectively.

Common Stock

Voting Rights. Each outstanding share is entitled to one vote upon each matter submitted to a vote at a meeting of shareholders, and each fractional share is entitled to a corresponding fractional vote on each such matter. Cumulative voting of shares of stock of the Company is not allowed or authorized in the election of the Board of Directors of the Company.

Dividends. Dividends in cash, property or shares may be paid upon the stock, as and when declared by our Board of Directors, out of funds of the Company to the extent and in the manner permitted by law.

Other Rights. The holders of our common stock have no preemptive rights and no rights to convert their common stock into any other securities, and our common stock is not subject to any redemption or sinking fund provisions.

Preferred Stock

Under our articles of incorporation and subject to the limitations prescribed by law, our Board of Directors may have such classes and preference of shares of preferred stock as the Board of Directors may determine from time to time.

When and if we issue additional shares of preferred stock, we will establish the applicable preemptive rights, dividend rights, voting rights, conversion privileges, redemption rights, sinking fund rights, rights upon voluntary or involuntary liquidation, dissolution or winding up and any other relative rights, preferences and limitations for the particular preferred stock series.

Anti-Takeover Effects of Provisions of Nevada Law, Our Articles of Incorporation and By-Laws

Nevada common law includes certain provisions, which may have the effect of delaying or deterring a change in control or in our management or encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include authorized blank check preferred stock, restrictions on business combinations, and the availability of authorized but unissued Common Stock.

Options and Warrants

As of the date provided on the cover page of the Annual Report, the Company had 1,065,000 options outstanding and 10,098,834 warrants outstanding.

Listing

Our common stock trades on the NYSE American under the symbol “SBEV”.

Transfer Agent and Registrar

Equiniti Shareowner Services is serving as our transfer agent and registrar. They are located at 1110 Centre Point Curve #101; Mendota, MN 55120.